Exhibit 21.1

Subsidiaries of Liberty Oilfield Services Inc. (1)

Entity	State of Formation
Liberty Oilfield Services New HoldCo LLC	Delaware
Liberty Oilfield Services LLC	Delaware
LOS Acquisition CO I LLC	Delaware
Titan Frac Services LLC	Delaware

(1)	Following the completion of the corporate reorganization described in the prospectus that forms a part of this registration statement.